

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2013

<u>Via E-Mail</u>
Daniel W. Fairfax
Chief Financial Officer and Vice President of Finance
Brocade Communications Systems, Inc.
130 Holger Way
San Jose, CA 95134

      Re: **Brocade Communications Systems, Inc.**
               Form 10-K for the Fiscal Year Ended October 27, 2012
               Filed December 14, 2012
               Form 10-Q for the Quarterly Period Ended January 26, 2013
               Filed March 1, 2013
               File No. 000-25601

Dear Mr. Fairfax:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Stephen Krikorian

               Stephen Krikorian
               Accounting Branch Chief